GlaxoSmithKline plc 980 Great West Road Brentford Middlesex TW8 9GS Tel: +44 (0)20 8047 5000 www.gsk.com
3 December 2010

BY EDGAR Mr. Jim B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance Securities and Exchange Commission 100 F Street NE Washington, D.C. 20549 United States

Re:	GlaxoSmithKline plc Annual Report on Form 20-F for the Fiscal Year Ended 31 December 2009 (File No. 001-15170)

Dear Mr. Rosenberg:

By letter dated 13 August 2010 (the “13 August Comment Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments on the Annual Report on Form 20-F for the fiscal year ended 31 December 2009 (File No. 001-15170) (the “2009 Annual Report”) that we filed with the Commission on 1 March 2010.  We responded to the 13 August Comment Letter by letter dated 24 September 2010.  The Staff provided certain additional comments by letter dated 9 November 2010 (the “9 November Comment Letter”).  This letter contains our responses to the 9 November Comment Letter.

Research and development, page 15

1.	We acknowledge your response of our previous comment two. Please address the following additional comments:

•
Please clarify for us whether the “key” projects listed in the table on pages 18 and 19 represent all your projects in phase III, registration or recently approved.  If not, please provide us revised draft disclosure to clarify how you identify projects as “key” in order to provide context as to why you provide disclosure about these projects versus others.

Registered in England & Wales No. 3888792 Registered office 980 Great West Road Brentford, Middlesex. TW8 9GS

Mr. Jim B. Rosenberg, p. 2

•
Although you indicate for various reasons why you believe it may be potentially misleading to investors to provide forward-looking information regarding the “possible commercialization of any product,” we do not understand how the disclosure of historical costs incurred on your significant projects would be speculative or potentially misleading to investors.  As previously requested, please provide us revised draft disclosure addressing projects discussed on pages 18 and 19 and pages 189 to 192 to disclose the costs incurred on each significant project during each period presented and to date.  Please include in the draft disclosure a description of your criteria for deeming a project to be significant.  In addition, for all pipeline projects not considered significant, summarize in the draft disclosure the amounts charged to expense for each period by therapeutic category.

•
You indicate that you intend to highlight the risks and uncertainties in making estimates of future project costs and information regarding potential future regulatory approval and cash flows by cross-referencing the reader to your risk factor disclosure.  Please provide us your proposed revised disclosure and ensure that you reference specific risk factors instead of providing a general cross-reference.

The table on pages 18 and 19 of the 2009 Annual Report contains all of our projects (comprising new chemical entities, biological entities or vaccines, new combinations and new indications for existing compounds), except for 12 minor projects, that, at the time of the 2009 Annual Report, were in Phase III development, had been filed for approval or had been recently approved.  In future filings, the table of projects equivalent to the one set forth on pages 18 and 19 will include all such projects that are in Phase III, have been filed for approval or have been recently approved.  In order to make this clear, in future filings we intend to introduce the equivalent table with text substantially similar to the following:

“We have a full and diverse product development pipeline.  All our projects comprising new chemical entities, biological entities or vaccines, new combinations and new indications for existing compounds that are in Phase III, have been filed for approval or have been recently approved are highlighted here.  The most advanced status is shown and includes [2010] approvals.”

We do not believe that providing detailed historical cost information for each research and development (“R&D”) project would result in meaningful disclosure, for the following reasons:

•
Because of the nature of pharmaceuticals development, we can spend large sums of money on developing a compound, only for it to fail at a late stage or fail to receive regulatory approval.  The amount of money we spend on any one compound is therefore an unreliable indicator of the eventual value to us of that compound and so has the potential to be misinterpreted by investors.

Mr. Jim B. Rosenberg, p. 3

•
Equally, compounds in some therapeutic areas are inherently more expensive to develop than those in other areas.  Accordingly, amounts spent on any given R&D project or therapeutic area are not good indicators for investors of our R&D priorities, either currently or in the future, and therefore again have the potential to be misinterpreted.  Moreover, R&D costs fluctuate over the course of a project’s development, and thus the R&D costs of a project in an early stage of development may provide little or no indication of how much such a project will eventually cost.

It would appear to us that other pharmaceutical companies share our view that this information has little relevance, if any, to the market and is subject to potential misinterpretation, as we are not aware of any other large pharmaceutical company that provides the requested level of detailed disclosure in its annual report filings.

In the “Research and development” section of future filings we intend to refer to the inherent risks and uncertainties of the R&D process, substantially as follows:

“The development of new products typically is a long, expensive and uncertain process, and it is not possible to predict which compounds in development will succeed or fail.  The risks inherent in the R&D process are described more fully in the ‘Risk factors’ section, under ‘Risk that R&D will not deliver commercially successful new products’.”

Notes to the financial statements
Note 2: Accounting principles and policies
Revenue, page 101

2.
We acknowledge your response to our previous comment seven.  Your reference to recognizing revenue when goods are “made available” to external customers implies the recognition of revenue on bill and hold contracts.  Please provide us revised draft disclosure of your policy to clearly indicate how goods “made available” meets the revenue recognition criteria in paragraph 14 of IAS 18 and paragraph 1 of the Appendix to IAS 18.

In order to explain more clearly how our revenue recognition policy complies with the requirements of IAS 18, we propose to include additional wording in the first sentence of our “Revenue” accounting policy as set out in Note 2 to the financial statements, substantially as follows:

“Revenue is recognised in the income statement when goods or services are supplied or made available to external customers against orders received, title and risk of loss is passed to the customer, reliable estimates can be made of required deductions and all relevant obligations have been fulfilled, such that the earnings process is regarded as being complete.”

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Mr. Jim B. Rosenberg, p. 4

If you have any questions or require additional information with respect to the foregoing, please do not hesitate to contact me.

Yours sincerely,

/s/ JS Heslop
JS Heslop
Chief Financial Officer

cc:	Mr. Frank Wyman, Securities and Exchange Commission
Mr. Mark Brunhofer, Securities and Exchange Commission
Mr. Andy Kemp, PricewaterhouseCoopers LLP
Mr. Sebastian R. Sperber, Cleary Gottlieb Steen & Hamilton LLP